Exhibit 99.1

CANEX Metals Inc.

Suite 1620, 734 - 7th Avenue S.W., Calgary, Alberta, T2P 3P8

PH: 403.233.2636 fax: 403.266.2606

NEWS RELEASE: 25-11	October 27, 2025

Trading Symbol:	TSX Venture-CANX

For Further Information Contact:	Shane Ebert at 1.250.964.2699 or
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.canexmetals.ca

CANEX RESPONDS TO GOLD BASIN DIRECTORS CIRCULAR AND

ANNOUNCES NI 43-101 TECHNICAL REPORT FOR THE GOLD RANGE PROJECT

Calgary, Alberta - CANEX Metals Inc. (“CANEX” or the “Company”) (TSX.V:CANX) provides comments on a Directors’ Circular (“Circular”) issued by Gold Basin Resources Corporation (“Gold Basin”) (TSX.V:GXX) where Gold Basin’s two remaining directors (the “Gold Basin Board”) recommend that their shareholders (“Gold Basin Shareholders”) reject the offer of CANEX to acquire all of the issued and outstanding common shares of Gold Basin (the “CANEX Offer”) in favour of a farm-in agreement with Helix Resources Limited (“Helix”). CANEX is also pleased to announce that the Company has filed an independent technical report on the Company’s Gold Range project in Arizona on SEDAR+.

Highlights

•	The Circular contains numerous glaring inaccuracies and omissions, does not address the mounting liquidity and compliance issues facing Gold Basin, and fails to provide Gold Basin Shareholders with a viable path forward
•	The Circular’s recommendation has little legitimacy as the Gold Basin Board has no mandate from Gold Basin Shareholders and has not stood for election in well over a year. Furthermore, it is not appropriate for a two person board without a majority of independent directors to be recommending the Helix farm-in agreement over the CANEX Offer when one of the Gold Basin Board members is clearly conflicted, having previously entered into a deal to be granted a large stake in Helix
•	In the past eight months Gold Basin has had their CEO, CFO, Corporate Secretary, and half of the Gold Basin Board resign. This highlights the chaos and financial jeopardy Gold Basin is in and a high risk of being delisted or struck from the corporate registry which would leave Gold Basin Shareholders with no assets whatsoever
•	An independent director of Gold Basin resigned just three days after the Helix farm-in was announced and this material information was kept from Gold Basin Shareholders for almost six months. Gold Basin Management should clarify if this independent director opposed the non-arm’s-length Helix farm-in and resigned because of it
•	Gold Basin alleges they do not see potential for sizable oxide gold deposits on CANEX’s Gold Range project. This allegation is wholly rebutted by an independent technical report on the Gold Range property which CANEX has just published. CANEX encourages all interested parties to review the report which outlines the significant new discoveries the CANEX team has made over the past few years, the quality oxide gold deposits the Company has already delineated, and the compelling exploration upside that has been defined. The Circular does not address the added exploration upside and diversification Gold Basin Shareholders would be exposed to through CANEX’s Louise Cu-Au Porphyry project

•	Gold Basin continues to be cease traded, has no auditor, no transfer agent, faces multiple lawsuits, and has not held a required annual meeting of Gold Basin Shareholders. Gold Basin has not offered a plan or timeline to restore compliance or repay its large debts, and the collapse of the Gold Basin Board and management team demonstrates a desperate situation for Gold Basin Shareholders to salvage their investment
•	The CANEX Offer provides Gold Basin Shareholders with a clear path to value, liquidity, and the ability to be part of an exciting, combined oxide gold district in a highly favorable gold market

Circular Highlights Gold Basin’s Dire Situation and Cements CANEX Offer as Most Credible Path for Liquidity and Value

CANEX believes the Circular recommendation should carry no weight since the Gold Basin Board has no mandate from Gold Basin Shareholders, having not stood for election in well over a year. Further diminishing their legitimacy, the Gold Basin Board has lost half its members and independent directors that Gold Basin Shareholders last elected.

It is wildly unacceptable for a two-person board with no mandate from Gold Basin Shareholders, composed of only a single independent director, to be making such monumental decisions about the future of Gold Basin Shareholders’ investments. The Circular further claims the Board consulted with its independent advisors to consider the CANEX Offer, but neglects to identify who these advisors are, contrary to standard market practice. If the Gold Basin Board has engaged independent advisors, they should name those advisors and disclose their written advice to make it clear which, if any, parts of the Circular are truly independent.

This is of course not Gold Basin’s only deficiency. As a recap of Gold Basin’s tenuous state as a public company:

No Financial Statements in over a year: Gold Basin has not filed financial statements for any period since September 2024 - nearly 13 months ago - in contravention of securities laws, resulting in the cease-trade order imposed by the British Columbia Securities Commission on May 6, 2025 (the “Cease-Trade Order”).

No Auditors: The Circular disclosed, for the first time to Gold Basin Shareholders, that Gold Basin’s auditor, Manning Elliott LLP, resigned on June 28, 2025. Four months later, no successor firm has been named making it unlikely that there is resolution to the Cease-Trade Order in the immediate or medium-term.

No Transfer Agent: The Circular disclosed, also for the first time to Gold Basin Shareholders, that Gold Basin’s transfer agent, TSX Trust Company, resigned on August 21, 2025. No successor transfer agent has been named to perform some of the most fundamental tasks and administration of a public company.

No CFO: The Circular disclosed, also for the first time to Gold Basin Shareholders, that Gold Basin’s Chief Financial Officer, Stephen Pearce, resigned on September 25, 2025. Despite TSX Venture Exchange (“TSXV”) requirements that listed issuers must have a CFO, Gold Basin has not named a successor. With no CFO, it is difficult to imagine a reasonable timeframe for the filing of a year’s worth of delinquent financial statements.

No Corporate Secretary: The TSXV also requires listed companies to have a Corporate Secretary. Since Mr. Pearce was also acting as Corporate Secretary of Gold Basin, his resignation also left Gold Basin with another listing requirement deficiency.

Only One Independent Director: The TSXV further requires listed companies to have at least two independent directors. The Circular also disclosed to Gold Basin Shareholders for the first time, that Gold Basin has been in breach of this requirement since May 1, 2025, when independent director, Anthony Balic, resigned from the Gold Basin Board. Gold Basin did not see the resignation of an independent director as material enough to update Gold Basin Shareholders for nearly six months, despite the timing of his departure - just three days after announcement of the Helix farm-in - raising serious concerns about that transaction.

Deficient Audit Committee: The TSXV further requires listed companies to have an independent audit committee composed of at least three members which is not possible with only one independent director.

In summary, Gold Basin is essentially a public company in name only, failing to comply with even the most basic standards of a TSXV listing, which CANEX believes is likely now in jeopardy. The first communication from Gold Basin in months reveals a chaotic flight to the exits by substantially all of Gold Basin’s directors, management, auditors and transfer agent, leaving Gold Basin Shareholders in a desperate scenario.

The Circular provides no timeline, pathway nor even thought towards resolution of these fundamental challenges; without a CFO, audit committee, or external auditors, Gold Basin Shareholders should question if Gold Basin has any intention of remediating its missing year of financial statements and what the future holds if Gold Basin is delisted, compared to the certainty, value, and stability provided under the CANEX Offer.

Gold Basin Reveals Much Through Omission

The October 20, 2025 Gold Basin news release also implies the TSXV has not approved the proposed Helix farm-in, potentially supporting CANEX’s contention that the agreement is not arm’s-length, should be subject to a Gold Basin Shareholder vote, and is not valid. It is also notable that Gold Basin has still not filed the Helix farm-in agreement, as required under securities laws.

The Circular brings up the Charrua Capital Loan and highlights that Gold Basin does not intend to disclose the details of the loan to CANEX. We assume this means Gold Basin Shareholders will also be excluded from seeing the full details of the loan and not be able to fully understand a very material liability that Gold Basin currently has no ability to satisfy. We encourage the Gold Basin Board to reveal if any parties related to Gold Basin or Helix have an ownership interest in Charrua Capital LLC and fully disclose the use of funds from the loan or any material events related to the loan.

In the Circular, the last two remaining Gold Basin Board members warrant that there are no material omissions yet they fail to disclose that on April 1, 2025 a former director and CFO filed a notice of civil claim against Gold Basin for breach of a debt settlement agreement, and on May 28, 2025 Gold Basin’s auditors filed a notice of civil claim against Gold Basin for unpaid fees. They also fail to disclose that Gold Basin currently does not meet the requirements for a TSXV listing and they are delinquent in required filings under the Business Corporations Act (British Columbia) and are at risk of being dissolved and ceasing to exist as a corporation.

The Circular also makes criticisms about the CANEX Offer that warrant clarification from CANEX:

•	Conditionality: Gold Basin criticizes the minimum deposit condition of the CANEX Offer of 66+⅔% of the Gold Basin shares, failing to understand that this is a completely customary condition in Canada for take-over bids for all of the issued and outstanding shares, in order to perform a step-up transaction. Review of the Canadian marketplace since 2022 reveals every single take-over bid in that time has had a minimum deposit condition of at least 66+⅔%.

Further, Gold Basin criticizes the condition that 30% of Gold Basin shares having been entered into a lock-up agreement as a “walk right”, ignoring that CANEX’s September 25, 2025 new release provided an update that over 26% of Gold basin shares had entered into lock-ups. Gold Basin Shareholders continue to be supportive of the CANEX Offer and subsequent lock-up agreements have been entered into bringing the total to nearly 29%. Given the strong Gold Basin Shareholder support and proximity of the threshold, CANEX does not anticipate satisfaction of the condition being an issue.

•	Optionality: Gold Basin hypocritically mischaracterizes and criticizes the CANEX Offer as a “mere option” for CANEX, seemingly unaware that their preferred alternative with Helix is explicitly structured as an option. The Helix farm-in will tie up Gold Basin’s sole exploration asset for several years with no obligation on the part of Helix to make any expenditures to advance exploration and development of the Gold Basin Project.

The Clear Best Path Forward For Gold Basin: CANEX’s Significant Premium Offer

Fortunately for Gold Basin Shareholders, the CANEX Offer provides a credible and appealing path towards corporate normalcy and compliance, value, and liquidity. Under the CANEX Offer, Gold Basin Shareholders will receive 0.592 of a CANEX share for each Gold Basin share held, which represents a large premium to the last trading price of Gold Basin prior to the Cease-Trade Order.

Further, Gold Basin Shareholders would benefit from the continued participation in the Gold Range project and the improved governance of CANEX. For these reasons, among others, significant Gold Basin Shareholders and key members of Discovery Group, being John Robins and Jim Paterson (the “Discovery Group”) have signed lock-up agreements in support of the CANEX Offer, instead of pursuing the questionable and uncertain path advocated by Charles Straw in the farm-in with Michael Povey’s Helix.

Discovery Group has been exceptionally successful in the Canadian mining sector, with a proven track record of identifying and developing projects to deliver significant value for shareholders, including several notable sales, including Great Bear Resources Ltd. to Kinross Gold Corp. for $1.8 billion, Great Bear Royalties Corp. to Royal Gold Inc. for $200 million, and Kaminak Gold Corp. to Goldcorp for $510 million.

This is in stark contrast to the track records of Messrs. Straw and Povey, where shareholders investing during their leadership were more likely to experience a delisting than a successful exit.

Comparison of the two groups reveals a clear choice for Gold Basin Shareholders:

Discovery Group principals John Robins and Jim Paterson average annualized TSR: 19.60%1

Charles Straw and Michael Povey average annualized TSR: -15.77%2

Shareholder Questions and Assistance Depositing Shares

Gold Basin Shareholders looking to tender to the CANEX Offer should contact Laurel Hill Advisory Group, the information agent in connection with the CANEX Offer, by telephone at 1877-452-7184, (1-416-304-0211 for text messages or collect calls outside North America), or by email at assistance@laurelhill.com.

Gold Range Technical Report

CANEX is pleased to announce the release of an independent technical report titled “Geology and Exploration Review at the Gold Basin Project, Mohave County, Arizona, USA” on the Company’s Gold Range project. The report was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects and has an effective date of September 1, 2025. It is available on the CANEX website at www.canexmetals.ca and under the Company’s profile on SEDAR+ at sedarplus.ca. The report was prepared by Burgex Mining Consultants for CANEX and authored by independent qualified person Mark W. Travis, CPG. This report provides an independent third-party review of CANEX’s Gold Range project in Arizona, highlighting the history, geology, and exploration results completed to date.

The technical report concludes:

“The Gold Range project presents a compelling exploration opportunity within a well-understood geological framework and deposit model. The evidence supports a structurally controlled, multi-episodic mineralizing system with the potential to host both high-grade vein-hosted and bulk-tonnage oxide gold resources. Continued exploration is warranted and should focus on expanding known zones, drill testing structural intersections and alteration halos, and advancing regional targeting within the broader Gold Basin District.”

1 Includes Mr. Robins and Mr. Paterson’s respective tenures at Defense Metals Corp., Kodiak Copper Corp., Prospector Metals Corp., ValOre Metals Corp., K2 Gold Corp., Elemental Altus Royalties Corp., Fireweed Metals Corp., Great Bear Resources Ltd., Bluestone Resources Inc., Northern Empire Resources, Kaminak Gold Corp., Targa Exploration Corp., and Latitude Uranium Inc.

2 Includes Mr. Straw and Mr. Povey’s respective tenures at Gold Basin Resources Corp., Volcanic Gold Mines Inc., Latin Metals Inc., Silver Mines Ltd., Helix Resources Ltd., Surefire Resources NL, Silver Metal Group Ltd., Greenvale Energy Ltd., Venari Minerals NL, and International Petroleum Corp.

Readers are encouraged to review the technical report in its entirety, including all qualifications, assumptions, and data verification that relate to the Gold Range project. The technical report is intended to be read as a whole, and sections should not be read or relied upon out of context.

This report was conducted, in part, to provide Gold Basin Shareholders with an independent and comprehensive description and review of CANEX’s Gold Range project to assist in their evaluation of the CANEX Offer. There are no material differences in the technical report from the information disclosed in CANEX’s Offer and circular dated August 28, 2025.

Mark W. Travis, CPG, is an independent qualified person and has verified and approved the scientific and technical information contained in this news release.

Advisors

CANEX has retained Borden Ladner Gervais LLP as its legal advisor and Laurel Hill Advisory Group as its information agent.

About CANEX Metals

CANEX Metals (TSX.V:CANX) is a Canadian junior exploration company focused on advancing its 100% owned Gold Range project in Northern Arizona. With several near surface bulk tonnage gold discoveries made to date across a 4 km gold mineralized trend, the Gold Range project is a compelling early-stage opportunity for investors. CANEX is also advancing the Louise Copper-Gold Porphyry Project in British Columbia. Louise contains a large historic copper-gold resource that has seen very little deep or lateral exploration, offering investors copper and gold discovery potential. CANEX is led by an experienced management team which has made three notable porphyry and bulk tonnage discoveries in North America and is sponsored by Altius Minerals (TSX: ALS), a large shareholder of the Company.

Dr. Shane Ebert P.Geo., is the Qualified Person for CANEX and has verified the data disclosed in this news release against historical and current data sources and has approved the technical disclosure contained in this news release.

“Shane Ebert”

Shane Ebert

President/Director

For Further Information Contact:

Shane Ebert at 1.250.964.2699 or

Jean Pierre Jutras at 1.403.233.2636

Web: http://www.canexmetals.ca

Gold Basin Shareholders :

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “look forward”, “look ahead”, “plan”, “timeline” and similar expressions, are forward-looking information that represents management of CANEX Metals Inc.’s internal projections, expectations or beliefs concerning, among other things: the CANEX Offer; the satisfaction of the conditions of the CANEX Offer; Gold Basin Shareholder support for the CANEX Offer; whether the Gold Basin Board will make a recommendation to Gold Basin Shareholders in respect of the CANEX Offer; the anticipated successful completion of the CANEX Offer; the anticipated effect of the CANEX Offer; CANEX’s plans for Gold Basin if the CANEX Offer is successful; the expected benefits to Gold Basin Shareholders of tendering their shares to the Offer; whether Gold Basin will correct its disclosure and governance deficiencies; whether the Cease-Trade Order and the halt in the trading of Gold Basin’s shares on the TSXV will be revoked; continued exploration on the Gold Range project and whether such exploration will be successful in expanding known zones, drill testing structural intersections and alteration halos, and advancing regional targeting within the broader Gold Basin District; and future operating results and various components thereof or the economic performance of CANEX. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CANEX’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the risk that the transactions contemplated by the CANEX Offer will not be consummated; the risk that the conditions of the CANEX Offer will not be met or met or a timely basis; the ability to obtain regulatory approvals (including approval of the TSXV the CANEX Offer; and those described in CANEX’s filings with the Canadian securities authorities. Accordingly, holders of CANEX’s shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. CANEX disclaims any responsibility to update these forward-looking statements.